UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,777,477
	8	Shared Voting Power
	9	Sole Dispositive Power 13,777,477
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,777,477
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 25.6%*
14	Type of Reporting Person (See Instructions) IN

*The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of November 20, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 23, 2020.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 1,511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.8*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of November 20, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 23, 2020.

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 4.

Purpose of Transaction

The Trust is providing the Loan (as described and defined in Item 6 below) to the Issuer to assist in funding its day-to-day operations while the Company pursues strategic options.  If the shareholders of the Issuer approve the transaction as required under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), the Loan will be convertible into Common Stock of the Issuer under the terms provided in the Loan Financing Agreement as attached as Exhibit 99.7 (the “Loan Financing Agreement”).

Other than as described in the preceding paragraphs and Amendments Nos. 1, 2, 3 and 4 to Schedule 13D, the Reporting Persons have no plans or proposals that relate to any of the matters described in Item 4 (a) – (j) of Schedule 13D.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Trust has agreed, pursuant to a Loan Financing Agreement by and between the Trust and the Issuer, to loan the Issuer up to $1.5 million (the “Loan”) in two installments, including $625,000 on or about December 14, 2020 (the “Initial Closing”), and an additional $875,000 upon the satisfaction of certain conditions (which amount to be loaned by the Trust may be reduced if and to the extent additional lenders are approved by the board of directors of the Issuer and provide funding).  The Loan, including the second installment if made, will be convertible (the “Conversion Right”) into Common Stock at a price per share equal to the lower of (a) $0.20 per share of Common Stock (subject to adjustment in the event of any bonus shares, combinations or splits) and (b) a price per share of Common Stock reflecting a discount to the average closing bid price of a share over the 20 trading days preceding the Initial Closing (the “Benchmark Price”), as follows: (i) if conversion occurs no later than three months after the Initial Closing, the discount will be 20% of the Benchmark Price; (ii) if conversion occurs more than three months but no later than six months after the Initial Closing, the discount will be 30% of the Benchmark Price; (iii) if conversion occurs more than six months after the Initial Closing (to the extent extended in accordance with the terms of the Agreement), the discount will be 50% of the Benchmark Price; and (iv) if conversion occurs upon an event of default, the discount will be 50% of the Benchmark Price.

Pursuant to the Loan Financing Agreement, the Conversion Right will become effective only following the approval thereof by the shareholders of the Company in accordance with the requirements of the Companies Law, which approval will apply to a controlling shareholder transaction that includes a private offering that may increase the holdings of a controlling shareholder to and above 45% of the share capital of the Company (a “Shareholders' Approval”), and will be deemed of no force or effect at any time prior to obtaining such Shareholders' Approval, if at all. The Company has agreed to convene a shareholders meeting to obtain the Shareholders' Approval no later than 50 days following the Initial Closing.

If Shareholders’ Approval is obtained, the minimum number of shares of Common Stock that would be issued upon exercise of the Conversion Right would be 7,500,000, and could be possibly more, depending upon the Benchmark Price and the timing of the conversion.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019*
99.2	Personal Guarantee dated June 6th, 2017*

99.4	Share Purchase Agreement dated December 23, 2019 by and among On Track Innovations Ltd., Jerry L. Ivy, Jr. Descendants’ Trust and certain other investors**

99.5

Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Sandra Hardardottir***

99.6

Stock Purchase Agreement dated July 17, 2020 by and between the Jerry L. Ivy, Jr. Descendants’ Trust, and Marlene V. Ivy***

99.7

Loan Financing Agreement dated as of December 9, 2020 by and between the Issuer and certain lenders identified therein, including the Jerry L. Ivy, Jr. Descendants’ Trust

*Incorporated by reference to Schedule 13D filed on July 9, 2019.

**Incorporated by reference to Amendment No. 3 to Schedule 13D filed on December 30, 2019.

***Incorporated by reference to Amendment No. 5 to Schedule 13D filed on July 21, 2020.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Dated: December 12, 2020

/s/ Jerry L. Ivy, Jr.

Jerry L. Ivy, Jr.

/s/ Sandra Hardardottir

Sandra Hardardottir

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